Exhibit (a)(12)

Form of email sent by the Company’s Human Resources Department to certain eligible U.S. employees confirming that eligible options have not been properly tendered for cancellation and therefore remain outstanding and unchanged

Dear Employee,

This email confirms that you either (i) have not properly tendered eligible options pursuant to the Offer to Reassign Share Options delivered to you on May 15, 2009 (the “Offer to Reassign”) or (ii) have properly submitted your notice of withdrawal.  Therefore, you are deemed to have rejected the Offer to Reassign.  As a result, your currently held eligible options will not be canceled and will remain outstanding and subject to their current terms, which shall remain unchanged.

If you have questions, please contact Tom Larson by telephone at (513) 765-6915 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Daylight Time, or by email at tlarson@luxotticaRetail.com.

Thank you.